SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Cutera, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

232109108
(CUSIP Number)

Mark Shamia

Voce Capital Management LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

with a copy to:

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2017 …
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

… As discussed further in Item 5 below, based on information regarding the number of outstanding shares of Common Stock (defined below) of the Issuer (defined below) as of February 28, 2017 that is disclosed in the Issuer’s Annual Report, filed on Form 10-K with the Securities and Exchange Commission on March 15, 2017, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s securities. In addition, on March 13, 2017, the Reporting Persons (defined below) sold certain shares of Common Stock, as more fully disclosed in Item 5(c).

CUSIP No. 232109108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,031 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,031 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 477,031 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,031 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,031 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 477,031 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,550 shares of Common Stock
	8	SHARED VOTING POWER 477,031 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,550 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 477,031 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 482,581 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 232109108	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on the Schedule 13D filed with the SEC on December 14, 2015 (the “Original Schedule 13D,” together with this Amendment No.1, the “Schedule 13D”) with respect to the common stock, par value $0.001 (the “Common Stock”), of Cutera, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock beneficially owned by Voce Capital Management is approximately $5,022,270, excluding brokerage commissions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, and Item 5(e) is hereby added, as follows:

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,866,428 shares of Common Stock outstanding as of February 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2017 (the “10-K”).

As of the close of business on March 22, 2017, Voce Capital Management beneficially owned 477,031 shares of Common Stock, constituting approximately 3.4% of the shares of Common Stock outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 477,031 shares of Common Stock beneficially owned by Voce Capital Management, constituting approximately 3.4% of the Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 482,581 shares of Common Stock Shares beneficially owned by Voce Capital Management, constituting approximately 3.5% of the Common Stock outstanding. As of the close of business on March 22, 2017, the Reporting Persons collectively beneficially owned an aggregate of 482,581 shares of Common Stock, constituting approximately 3.5% of the Common Stock outstanding. This includes 5,550 shares of Common Stock held directly by Mr. Plants.

Each Reporting Person disclaims beneficial ownership with respect to any shares of the shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

(c) The following Reporting Person engaged in the following open market transactions with respect to the Issuer’s Common Stock during the last 60 days:

CUSIP No. 232109108	SCHEDULE 13D/A	Page 6 of 7 Pages

VOCE CAPITAL MANAGEMENT

Transaction Date	Number of Shares	Price per Share	Type of Transaction
03/13/2017	250,000	$20.25	Sale

(e) As a result of an increase in the outstanding shares of Common Stock as disclosed in the 10-K as well as the disposition of Common Stock disclosed in Item 5(c) above, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock as of March 13, 2017.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 22, 2017

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants